Exhibit (a)(5)(e)

EFiled: Aug 30 2010 4:05PM EDT Transaction ID 32937514 Case No. 5771-	[SEAL]

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

DENNIS K. REUST, individually and on behalf of all others similarly situated,	) )
Plaintiff, v.	) ) ) )	C.A. No:
COLIN CUMMING, HANS KOBLER, JOSEPH JACOBS, E. SPENCER ABRAHAM, RODNEY SLATER, ROBERT MAGINN, MARK PLAUMANN, ICX TECHNOLOGIES, INC., FLIR SYSTEMS, INC. and INDICATOR MERGER SUB, INC.,	) ) ) ) ) )
Defendants.	) )

VERIFIED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1. Plaintiff brings this action on behalf of the public stockholders of ICx Technologies, Inc. (“ICx” or the “Company”) against ICx and its Board of Directors (the “Board”) seeking equitable relief for their breaches of fiduciary duty arising out a proposed transaction in which FLIR Systems, Inc. and Indicator Merger Sub, Inc., (collectively “FLIR”) seek to acquire all of the outstanding shares of ICx through a cash tender offer by means of an unfair process and for an unfair price of $7.55 for each share of ICx common stock (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $274 million.

PARTIES

2. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of ICx.

3. ICx is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal corporate offices at 2100 Crystal Drive, Suite 650, Arlington, VA 22202, and is a leader in the development and integration of advanced sensor technologies for homeland security, force protection and commercial applications.

4. Defendant Colin Cumming (“Cumming”) has been the President and Chief Executive Officer of the Company since 2009, and a director of the Company since 2005. Cumming also serves as President and Chief Executive Officer of Nomadics, Inc., the Company’s wholly-owned subsidiary, a position he has held since he co-founded Nomadics, Inc. in 1994.

5. Defendant Hans Kobler (“Kobler”) has been Chairman of the Board of the Company since 2009. Kobler is a co-founder of the Company and served as the Company’s President and Chief Executive Officer and as a member of the Board from its inception through April 17, 2009

6. Defendant Joseph Jacobs (“Jacobs”) has been a director of the Company since 2003.

7. Defendant E. Spencer Abraham (“Abraham”) has been a director of the Company since 2006.

8. Defendant Rodney Slater (“Slater”) has been a director of the Company since 2006.

9. Defendant Robert Maginn (“Maginn”) has been a director of the Company since 2006.

10. Defendant Mark Plaumann (“Plaumann”) has been a director of the Company since 2006.

11. Defendants referenced in ¶¶ 4 through 10 are collectively referred to as Individual Defendants and/or the ICx Board. The Individual Defendants as officers and/or directors of ICx, have a fiduciary relationship with Plaintiff and other public shareholders of ICx and owe them the highest obligations of good faith, fair dealing, loyalty and due care.

12. Defendant FLIR Systems, Inc. is an Oregon corporation with its headquarters located in Oregon that designs, manufactures, and markets thermal imaging and stabilized camera systems worldwide.

13. Defendant Indicator Merger Sub, Inc. is a Delaware corporation wholly owned by FLIR Systems, Inc. that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

14. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of ICx and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure.

15. Where the officers and/or directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

16. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a) participating in any transaction where the Individual Defendants’ loyalties are divided;

(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

17. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty and good faith owed to Plaintiff and other public shareholders of ICx, or are aiding and abetting others in violating those duties.

CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION

18. In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

19. During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) permit FLIR to attempt to eliminate the public shareholders’ equity interest in ICx pursuant to a defective sales process, and (ii) permit FLIR to buy the Company for an unfair price. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.

20. Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

CLASS ACTION ALLEGATIONS

21. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of ICx common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

22. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. As of August 18, 2010, ICx has approximately 34.89 million shares outstanding.

(b) questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiff and the others members of the Class;

(ii)	Are the Individual Defendants, in connection with the Proposed Transaction of ICx by FLIR, pursuing a course of conduct that does not maximize ICx’s value in violation of their fiduciary duties;

(iii)	Have ICx and FLIR aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(iv)	Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

(c) Plaintiff is committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.

(d) Plaintiffs claims are typical of those of the other members of the Class.

(e) Plaintiff has no interests that are adverse to the Class.

(f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.

(g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

FURTHER SUBSTANTIVE ALLEGATIONS

23. ICx is a leader in the development and integration of advanced sensor technologies for homeland security, force protection and commercial applications. ICx has significant expertise in developing these advanced sensors for chemical, biological, radiological, nuclear and explosive detection. Through their proven ability to develop and convert next-generation technologies into unique, commercially successful products, the Company is able to offer a wide range of high quality, compact detection and surveillance products that is more sensitive, more accurate and more cost-effective than conventional products.

24. The Company’s direct customers include federal agencies, such as the U.S. Department of Homeland Security, U.S. Customs and Border Protection (Border Patrol) and the Transportation Security Administration. The Company also serves various state and local governments and agencies, military customers, and private sector customers.

25. Pursuant to the Company’s latest Annual Report, from the beginning of 2004 through the end of 2009, the Company has invested approximately $79 million in research and development and have received approximately $64 million under contract research and development programs the Company believes will advance their technology and products and strengthen their leadership position in the homeland security market.

26. The Company also has a large amount of funded and unfunded backlog which is expected to lead to a significant amount of revenue in the future. Funded backlog represents orders that have been received for products, contract research and development, or other services for which a contractual agreement is in place and an order has been executed. Substantially all funded backlog is expected to be recognized within twelve months. As of December 31, 2009, the Company had funded backlog of $53 million. Unfunded backlog primarily represents contracts with indefinite quantities, contracts that are subject to renewal options and contracts for which government agencies have not yet executed an order. As of December 31, 2009, the Company had unfunded backlog of $339 million.

27. One of the largest sources of potential revenue is the Joint Nuclear, Biological, Chemical Reconnaissance System Increment II (“J2”) program, a U.S. Army Research and Development Engineering Command Acquisition Center contract award for the development of a nuclear and chemical reconnaissance system which has an estimated value of up to $711 million over seven years which began in the 2009 government fiscal year.

28. In a press release dated August 16, 2010, the Company announced that it had entered into a merger agreement with FLIR, stating in part:

ARLINGTON, Va. (August 16, 2010) ICx Technologies, Inc. (Nasdaq GM: ICXT), a developer of advanced sensor technologies for homeland security, force protection and commercial applications, has entered into a definitive merger agreement with FLIR Systems, Inc. (Nasdaq: FLIR) pursuant to which ICx would be acquired through a cash tender offer, followed by a merger with a subsidiary of FLIR, for a price of $7.55 per share in cash. FLIR is a leader in the design, manufacturing, and marketing of thermal imaging and stabilized camera systems for a wide variety of thermography and imaging applications. ICx anticipates that the transaction could be completed in the fourth quarter of 2010.

ICx’s Board of Directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement, and has resolved to recommend that ICx’s stockholders tender their shares in connection with the tender offer. In addition, certain affiliates of Wexford Capital LP have agreed to tender approximately 62% of ICx’s outstanding shares in the tender offer, subject to the ICx Board of Directors’ continued recommendation of the transaction...

29. The Proposed Transaction consideration is inadequate. First the Proposed Transaction represents a paltry premium of just 11.8% based on the closing price of ICx stock the day prior to the announcement of the Proposed Transaction. Just recently on December 21,

2009, a Bloomberg article entitled “CEOs paying 56% M&A Premium Shows Stocks May be Cheap” reported that “[t]he average premium in mergers and acquisitions in [2009] which U.S. companies were the buyer and seller rose to 56% this year from 47 percent last year [2008]...” Thus, the Proposed Transaction premium of 11.8% is well below the average premium in like transactions during 2009.

30. Indeed, in the few months prior to the Proposed Transaction, ICx stock had been trading well in excess of the Proposed Transaction offer price of $7.55 per share. In fact, as recently as August 2, 2010, ICx’s stock traded at $8.00 per share, and it traded at $10.49 on December 31, 2009.

31. Further, at least one Wall Street analyst had a price target of $10 per share before the Proposed Transaction was announced.

32. In a conference call discussing the transaction, Earl R. Lewis (“Lewis”), FLIR’s President and Chief Executive Officer was excited to pick up ICx’s “leading threat technologies” and stated: “We are pleased to announce this compelling transaction as it presents a unique opportunity to add ICx’s leading threat detection technologies to FLIR’s product portfolio and to leverage FLIR’s global infrastructure to reduce costs and drive our growth.” Lewis also commented on the Company’s “terrific” and “amazing” product suite, stating:

If I was to rate the reasons here, the first reason in my mind is the product suite and that product suite we believe is terrific. They have as you know, they have got some infrared products, some of them were okay. Some of them need work. They have mass spectrometry products. They have products to measure radiation. They have products to measure explosive and explosive devices at distances. They have products to measure chemicals and liquids. They have products to disperse and to kill certain kinds of chemical warfare or bacterial warfare.

Their product suite is rather amazing and we think we can make something out of that, along with our products as well. And I do think that there is commonality in some respects relative to our customer base and relative to our customers are going to want over the long run with this kind of product suite.

33. In addition, given the Company’s recent performance and growth potential, particularly due to its unfunded backlog and J2 program, the consideration shareholders are to receive is inadequate. ICx shareholders are being cashed out at the unfairly low price of $7.55 per share, which doesn’t adequately take into account the tremendous growth potential for ICx. Accordingly, FLIR is picking up ICx at the most opportune time, at a time when ICx is poised for growth and its stock price is trading at a huge discount to its intrinsic value.

34. In addition, on August 16, 2010, the Company filed a Form 8-K with the United States Securities and Exchange Commission (“SEC”) wherein it disclosed the operating Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”). As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

35. By way of example, §6.4(a) of the Merger Agreement includes a “no solicitation” provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by FLIR. Despite the fact that they have locked up the Company and bound it to not solicit alternative bids, the Merger Agreement provides other ways that guarantee the only suitor will be FLIR.

36. Pursuant to §6.4 of the Merger Agreement, should an unsolicited bidder arrive on the scene, the Company must notify FLIR of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, FLIR is granted five business days to amend the terms of the Merger Agreement to make a counter-offer that that the Board must consider in determining whether the competing bid still constitutes a superior proposal. FLIR is able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, eliminating any leverage that the Company has in receiving the unsolicited offer.

37. In other words, the Merger Agreement gives FLIR access to any rival bidder’s information and allows FLIR a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor FLIR and piggy-back upon the due diligence of the foreclosed second bidder.

38. In addition, the Merger Agreement provides that a termination fee of $8.2 million must be paid to FLIR by ICx if the Company decides to pursue said other offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

39. Finally, FLIR is also the beneficiary of a “Top-Up” provision that ensures that FLIR gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if FLIR receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event FLIR fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants FLIR an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger. The “Top-Up” provision essentially renders the tender offer a fait accompli and eliminates the possibility that any alternate bidder can mount a serious challenge to FLIR’s first-in position.

40. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions, coupled with the “Top-Up” provision, also foreclose any likely alternate bidder from providing the needed market check of FLIR’s inadequate offer price.

41. Concurrently with the execution of the Merger Agreement, certain affiliates of Wexford Capital LP entered into a Tender and Support Agreement with Parent and Merger Sub under which they, among other things, (i) agreed to tender all of their shares, which is approximately 62% of the Company’s outstanding shares, and (ii) agreed to vote their shares in favor of adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement and against any other agreement or arrangement.

42. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIM FOR RELIEF

COUNT I

Breach of Fiduciary Duty – Failure to Maximize Shareholder Value

(Against All Individual Defendants)

43. Plaintiff repeats all previous allegations as if set forth in full herein.

44. As Directors of ICx, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize ICx’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

45. As discussed herein, the Individual Defendants have breached their fiduciary duties to ICx shareholders by failing to engage in an honest and fair sale process.

46. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of ICx’s assets and will be prevented from benefiting from a value-maximizing transaction.

47. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

48. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting

(Against ICx and FLIR)

49. Plaintiff repeats all previous allegations as if set forth in full herein.

50. As alleged in more detail above, ICx and FLIR are well aware that the Individual Defendants have not sought to obtain the best available transaction for the Company’s public shareholders. Defendants ICx and FLIR aided and abetted the Individual Defendants’ breaches of fiduciary duties.

51. As a result, Plaintiff and the Class members are being harmed.

52. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

COOCH AND TAYLOR, P.A.

/s/ Blake A. Bennett
BLAKE A. BENNETT (#5133) The Brandywine Building 1000 West Street, 10th Floor Wilmington, DE 19801 (302) 984-3800 Attorneys for Plaintiffs

DATED: August 30, 2010

OF COUNSEL

LEVI & KORSINSKY, LLP

Eduard Korsinsky, Esq.

30 Broad Street, 15th Floor

New York, New York 10004

Tel: (212) 363-7500

Fax: (212) 363-7171